March 21, 2006

VIA FACSIMILE (214) 200-0620 and U.S. Mail

Janice V. Sharry, Esq.
Haynes & Boone LLP
901 Main St.
Suite 3100
Dallas, TX 75202
(214) 651-5562


Re:	Motient Corporation
	Schedule 13D filed March 16, 2006
	by Highland Capital Management, L.P.
	Schedule 14A filed March 16, 2006
	by Highland Capital Management, L.P.
	File Number: 000-23044

Dear Ms. Sharry:

	We have reviewed your above-referenced filings and have the following comments. Some of these comments confirm matters brought to your attention in my conversation with you earlier today.

Schedule 14A
Exhibit 2, Letter to Motient Shareholders by Highland

1. In your future filings under Rule 14a-12 or otherwise, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A. Examples of some of the statements in your filing that either should not be made in future filings, or must be supported, include, but are not limited to the following:

* Motient has been run by . . . a group of hand-picked insiders;

* these individuals have for years used their web of intertwined relationships to line their pockets at the expense of stockholders of multiple companies;

* We point you to multiple situations where activities of members of this Singer/Abbruzzese Circle have raised questions;

* The trail of irregularities, stockholder lawsuits, regulatory inquiries, accusations and suspicions indicate a patter of
behavior that we believe is being repeated at Motient. . . .;

* Following examples of particularly egregious conduct . . . .;

* Jerry Abbruzzese . . . has "milked" the stockholders by receiving excessive fees and warrants from Motient through non-arm`s length arrangements with his "advisory firm";

* Current management continually makes mistakes, demonstrating their inability to take care of Motient`s business;

* Highland discovered, revealed and openly challenged the continued malfeasance of the existing Board and management;

* this . . . would have escalated its looting of Motient;

* long trail of mismanagement that continues . . . .;

2. With regard to your statements of the alleged breach of fiduciary duties by directors to Motient including, but not limited to, the allegation that the directors lacked the independence necessary to properly evaluate various transactions in question, or that the challenged transactions were not a valid exercise of the directors` business judgment, we note the recent Delaware Court dismissal of the Highland action against various Motient directors and consultants on March 17, 2006. In that regard, we believe that you should refrain from making such allegations or innuendo in your future proxy filings.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

      If you do not agree with a comment, then tell us why in your response. Your response letter should be uploaded to EDGAR with the form type label "CORRESP" and linked to the Exchange Act file number. Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

					      Very truly yours,



						Celeste M. Murphy
      					Special Counsel
						Office of Mergers
						and Acquisitions